[Reference Translation]

November 6, 2020

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Kaname Shimizu, General Manager,
Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Amendments to Forecasts for FY2021

Based on our recent business results, we, Toyota Motor Corporation, hereby amend, as below, our full-year consolidated financial forecasts for FY2021 (April 1, 2020 through March 31, 2021), announced on August 6, 2020.

1.	Amendments to the full-year consolidated financial forecasts for FY2021 (April 1, 2020 through March 31, 2021)

	(Amount: billion yen)
	Sales revenues	Operating income	Income before income taxes	Net income attributable to Toyota Motor Corporation
Previous forecasts (A)	24,000.0	500.0	890.0	730.0
New forecasts (B)	26,000.0	1,300.0	1,760.0	1,420.0
Amount changed (B – A)	2,000.0	800.0	870.0	690.0
% of change	8.3%	160.0%	97.8%	94.5%
(Reference) Actual results for FY2020*	29,866.5	2,399.2	2,792.9	2,036.1

*

The parent company has adopted International Financial Reporting Standards (“IFRS”) for its consolidated financial statements beginning with the first quarter ended June 30, 2020.The figures for Actual results for FY2020 are also presented in accordance with IFRS.

2.	Reasons for the amendments

The full-year consolidated financial forecasts for FY2021 were amended from the previously announced forecasts mainly due to revisions to our annual sales plan and fluctuations in currency exchange rates.

The forecast of the full-year consolidated vehicle unit sales for FY2021 has been revised to 7,500 thousand units from 7,200 thousand units, which is 300 thousand units more than presumed at the time of the previous announcement of the FY2021 forecasts. Also, the forecast of the full-year retail unit sales for Toyota and Lexus brand vehicles for FY2021 has been revised to 8,600 thousand units from 8,300 thousand units, which is 300 thousand units more than presumed at the time of the previous announcement of the FY2021 forecasts. Regarding the pace of recovery of the retail unit sales for Toyota and Lexus brand vehicles in the future, we expect approximately 100% in the third quarter and approximately 105% in the fourth quarter, in comparison to the same periods in the previous fiscal year.

The assumption of the foreign exchange rate is 106 yen per U.S. dollar and 121 yen per euro for the full-year average.

(Note)

This notice contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales. A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.